

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2023

Stephen P. Carey
Senior Vice President, Finance and Chief Financial Officer
ANI Pharmaceuticals, Inc.
210 Main Street West
Baudette , Minnesota 56623

      Re: ANI Pharmaceuticals, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed March 15, 2022
          File No. 001-31812

Dear Stephen P. Carey:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences